

July 8, 2014

Via E-mail
Mr. Gregory T. Sangalis
Senior Vice President,
General Counsel and Secretary
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

  Re: Service Corporation International
     Form 10-K for the Year Ended December 31, 2013
     Filed February 14, 2014
     File No. 001-06402

Dear Mr. Sangalis:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director